Filed pursuant to Rule 433
Registration Statement No. 333-274686

Issuer Free Writing Prospectus dated March 26, 2024

Relating to Prospectus dated October 6, 2023

Indicative Term Sheet

$25 million Treasury Offering Of Equity Units
March 26, 2024

The Units (as hereinafter defined) will be offered by way of a prospectus supplement to a final base shelf prospectus in each of the provinces and territories of Canada. A prospectus supplement containing important information relating to the Offered Shares has not yet been filed with the applicable Canadian securities regulatory authorities.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (SEC File No.333-274686) has been filed with the United States Securities and Exchange Commission ("SEC"). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

All amounts in Canadian dollars ($) except as otherwise stated.

Issuer:	Organigram Holdings Inc. (the "Company").

Amount:	$25 million with an additional 15% over-allotment option (the "Offering").

Issue:	Treasury offering of approx. [●] million units of the Company (the "Units").

Issue Price:	$[●] per Unit.

Units:	Each Unit consists of one share of common stock of the Company (a "Common Share") and [●] Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant").

Warrants:	Each Warrant will entitle the holder to acquire one Common Share from the Company at a price of $[●] per Common Share for a period of [●] months following the Closing Date (as defined below).

Over-Allotment Option:	The Company has granted the Underwriter an option, exercisable at the Issue Price at any time up to 30 days following the closing of the offering, to purchase up to an additional 15% of the offering to cover overallotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds of the Offering to fund growth initiatives and for general corporate purposes.

Listing:	Application will be made to list the Common Shares on the TSX and on the Nasdaq Global Select Market Exchange (the "NASDAQ"). Listing will be subject to fulfilling all the listing requirements of the TSX and NASDAQ, respectively. The existing common shares of the Company are listed on the TSX under the symbol "OGI" and the NASDAQ under the symbol "OGI".

Form of Offering:	Public offering by way of a final base shelf prospectus and prospectus supplement filed in each of the provinces of Canada, and pursuant to the multijurisdictional disclosure system in the United States.

Eligibility:	Eligible for DPSPs, RDSPs, RESPs, RRIFs, RRSPs and TFSAs.

Lead Underwriter:	ATB Securities Inc., and its affiliates (the "Underwriter").

Commission:	Cash commission equal to 4.75% of the gross proceeds of the Offering.

Closing Date:	The closing of the Offering will be on or about April 2, 2024 (the "Closing Date").

Notice prescribed by Rule 433 under the U.S. Securities Act of 1933

The issuer has filed a registration statement (including a base shelf prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed or will file with the SEC, including the prospectus supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus supplement, following filing thereof, the base shelf prospectus and the registration statement may also be obtained from ATB Securities Inc., 66 Wellington Street West, Suite 3530, Toronto, Ontario M5K 1A1, Attn: Jay Lewis, by telephone at +1 (647) 688-7077, or by email at ogi-prospectus@atb.com.